

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 1, 2008

Mr. Vare Grewal
Chief Financial Officer
Nilam Resources Inc.
42 Camden Street, Suite 503
Toronto, Ontario, M5V 1V1

> **Re:** **Nilam Resources Inc.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2007**
> **Filed July 30, 2007**
> **Form 10-QSB for Fiscal Quarter Ended January 31, 2008**
> **Filed March 5, 2008**
> **File No. 333-135980**

Dear Mr.Grewal:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2007

Financial Statements

Note 1 – Summary of Significant Accounting Policies and Organization, page F-6

(D) Mineral Property, page F-6

1.   We note your disclosure explaining that recoverability of mineral property
        acquisition costs is presumed to be insupportable under SFAS 144 prior to
        determining the existence of a commercially minable deposit; and that you
        therefore expense acquisition costs associated with the purchase of mineral rights.

        However, the guidance in EITF 04-02 requires accounting for mineral rights as
        tangible assets, while EITF 04-03 provides guidance on testing such assets for
        impairment under SFAS 144, describing the approach for valuing a property with
        no mineral reserves (calculating value beyond proven and probable reserves).

        Under this guidance, we generally find that mineral property acquisition costs are
        capitalized, but may become impaired if new information arises that is contrary to
        earlier views about the economic viability or potential of the property, or as the
        period of time necessary to evaluate the property extends and introduces greater
        uncertainty. Any cash expenditures to acquire mineral properties should be
        reported as investing cash flows.

        Please advise us of the adjustments that you would need to make to your financial
        statements and disclosures to comply with this guidance.

Note 3 – Stockholders' Equity, page F-8

2.   We note your disclosure explaining that a former officer gave your president 15
        million shares, also indicating that you have given accounting recognition to this
        transfer between shareholders. We see that you include $30,000 of "in-kind
        contribution of stock to officer" as Additional Paid-In Capital in the Statement of
        Stockholder's Equity, and as a reconciling item in the operating section of your
        Statements of Cash Flows. Please explain the terms of the transaction between
        these individuals and the reasons you believe this would appropriately lead to
        recognition in your financial statements.

        Also explain how the circumstances surrounding this conveyance compare to
        those associated with the transfer of shares from Ms. Sandu and Mr. Karamjit Gill
        to Mr. De Melt and Mr. Vare Grewal, described on page 19 of your third quarter
        report, for which you appear to have provided no accounting recognition.

Disclosure Controls and Procedures, page 10

3.   We note your statement that your officers evaluated the controls and procedures
      as a date within 90 days of the filing of this report. Please comply with Item 307
      of Regulation S-B, which requires that management assesses the effectiveness of
      disclosure controls and procedures as of the end of the period covered by the
      report.

4.   We also note your statement that there have been no changes in your *internal
      controls* or other factors that could significantly affect internal controls
      subsequent to the date you carried out your evaluation. Please comply with Item
      308(c) of Regulation S-B, which requires that you disclose any change in your
      internal control over financial reporting that occurred *during the last fiscal
      quarter* that has materially affected, or is reasonably likely to materially affect
      your internal control over financial reporting.

Principal Accountant Fees and Services, page 37

5.   We note that you report the aggregate fees billed by Webb & Company, P. A.
      under the heading "Accounting and Audit Fees." Please report fees received for
      audit services under an "Audit Fees" caption, and fees received for accounting
      services under the "All Other Fees" category to comply with Item 9, paragraphs
      (e)(1) and (4), of Schedule 14A, applicable by way of Item 14 of the Form 10-
      KSB instructions.

      As you may know, the guidance in Rule 2-01(c)(4)(i) of Regulation S-X specifies
      that an accountant is not independent if, at any point during the audit and
      professional engagement period, the accountant provides bookkeeping or other
      services related to the accounting records or financial statements of the audit
      client.

      Please disclose the nature of accounting services provided to you by Webb &
      Company P.A.; tell us the dates on which these services were provided; and
      explain how these relate to each of the following categories.

      (a)   Maintaining or preparing your accounting records

      (b)   Preparing your financial statements that are filed with us or that form the
             basis of financial statements filed with us
      (c)   Preparing or originating source data underlying your financial statements.

Form 10-QSB for the Quarter Ended January 31, 2008

General

6.   Please revise the accounting and disclosures in your first, second and third interim reports as necessary to comply with all applicable comments written on your annual report.

Financial Statements

Note 2 – Mineral Property, page 10

Llipa Project, page 10

7.   Once your have made the appropriate adjustments to conform your accounting policy for mineral property acquisition costs with the guidance outlined above, further disclosure will be required under this heading if you continue to believe that your Llipa property has been impaired subsequent to your acquisition on December 10, 2007, if you have new information that changes your view about its economic viability or potential. Please also expand your disclosures in the last paragraph on page 13, to describe the "social reasons" leading to closure of the mine 20 years ago, with details sufficient to understand why you believe these would not impede your efforts on the property, if that is your view.

Note 3 – Notes Payable / Related Party, page 10

8.   We note your disclosure under this heading and on page 13 pertaining to your acquisition of the Llipa mineral concessions, indicating that you paid half of the total cost and issued a promissory note for the balance of $50,000 on November 28, 2007. Provide details of this arrangement sufficient to understand your cash flow presentation on page 7, showing that you paid the entire $100,000. If you used funds received from the related party to complete your purchase, this should be clear from your disclosure. Please also describe any relationship between the related party and sellers of the concessions.

Management's Discussion and Analysis or Plan of Operations, page 12

Plan of Operations, page 16

9.   Given your disclosure regarding the Pativilca Gold Mine on page 15, the subject
        of your January 13, 2008 Letter of Intent, explaining that "…more exploration,
        sampling and studies are needed before any projections on the commercial
        viability of the project can be made," we do not see support for your disclosure in
        the last paragraph on page 16, stating that once you gain ownership and control of
        the property you "...will secure the necessary blasting and water usage permits to
        begin mining operations," and expect "…full production to begin in fall of 2008."

        Please modify your disclosure as necessary to address all of the material
        uncertainties surrounding the prospect of completing the acquisition, obtaining
        the necessary permits, and locating a suitable mineral deposit. It should be clear
        whether you intend to commence "mining operations" without first establishing
        mineral reserves, as defined in Industry Guide 7. If you do, we would expect
        these operations to be characterized as exploration activities, rather than
        production or mining activities.

Exibits

10.   The certifications you provide at Exhibits 31.1 and 32.2 do not refer to the
        appropriate quarterly period end in paragraphs 4 (d). Please update your
        certifications in accordance with Item 601 (b)(31).

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief